Exhibit 12.1
POPULAR, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
AND PREFERRED STOCK DIVIDENDS
(Dollars in thousands)

	Year Ended December 31,
	2007	2006		2005		2004		2003
(Loss) Income before income taxes	($149,238)	$455,716		$680,942		$628,067		$597,410
Fixed charges:
Interest expense	1,678,781	1,636,531		1,241,652		840,754		749,550
Estimated interest component of net rental payments	37,187	31,047		27,454		25,068		22,940
Total fixed charges including interest on deposits	1,715,968	1,667,578		1,269,106		865,822		772,490
Less: Interest on deposits	765,793	580,094		430,813		330,351		342,891
Total fixed charges excluding interest on deposits	950,175	1,087,484		838,293		535,471		429,599
Income before income taxes and fixed charges(including interest on deposits)	$1,566,730	$2,123,294		$1,950,048		$1,493,889		$1,369,900
Income before income taxes and fixed charges(excluding interest on deposits)	$800,937	$1,543,200		$1,519,235		$1,163,538		$1,027,009
Preferred stock dividends	11,913	11,913		11,913		11,913		9,919
Ratio of earnings to fixed charges
Including Interest on Deposits	(A)	1.3	x	1.5	x	1.7	x	1.8	x
Excluding Interest on Deposits	(A)	1.4	x	1.8	x	2.2	x	2.4	x
Ratio of earnings to fixed charges & Preferred Stock Dividends
Including Interest on Deposits	(A)	1.3	x	1.5	x	1.7	x	1.7	x
Excluding Interest on Deposits	(A)	1.4	x	1.8	x	2.1	x	2.3	x

(A)	During 2007, earnings were not sufficient to cover fixed charges or preferred dividends and the ratios were less than 1:1. The Corporation would have had to generate additional earnings of $125 million to achieve ratios of 1:1 in 2007.